2100 L STREET, NW SUITE 900 WASHINGTON DC 20037 TELEPHONE: 202.887.1500 FACSIMILE: 202.887.0763 WWW.MOFO.COM

MORRISON & FOERSTER LLP

AUSTIN, BEIJING, BERLIN, BOSTON,

BRUSSELS, DENVER, HONG KONG,

LONDON, LOS ANGELES, MIAMI,

NEW YORK, PALO ALTO, SAN DIEGO,

SAN FRANCISCO, SHANGHAI, SINGAPORE,

TOKYO, WASHINGTON, D.C.

June 9, 2023

VIA EDGAR

CONFIDENTIAL

Attention: Jenny O’Shanick, Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings Limited

Draft Registration Statement on Form F-1

Submitted on April 28, 2023

CIK No. 0001973239

Ladies and Gentlemen,

On behalf of our client, Arm Holdings Limited, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft registration statement on Form F-1 confidentially submitted on April 28, 2023 (the “Registration Statement”) contained in the Staff’s letter dated May 25, 2023 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has amended the Registration Statement (“Amendment No. 1”) and is submitting it together with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. We have reproduced below in bold the Staff’s comments and have provided the Company’s response immediately following each comment. Capitalized terms used but not defined within this letter have the meanings ascribed to them in Amendment No. 1. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses below refer to Amendment No. 1.

Draft Registration Statement on Form F-1

Risk Factors

Actual or perceived security vulnerabilities in our information technology systems, including cyberattacks, security breaches..., page 41

1.	We note that you may be subject to cyberattacks. Please update your risks characterized as potential if you have experienced a cyberattack.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 43 to provide additional detail regarding the Company’s and third parties’ respective exposure to cyberattacks.

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SoftBank’s interests may conflict with our own interests and those of holders of our ADSs., page 52

2.

We note your disclosure that SoftBank is not restricted from competing with you or otherwise taking for itself or its other affiliates certain corporate opportunities that may be attractive to you. Please revise your cross-reference here to clarify which related party transaction this applies to.

Response: The Company respectfully advises the Staff that it is currently in discussions with SoftBank regarding proposed arrangements relating to the Company’s corporate governance following the offering. The Company will revise and/or supplement the disclosures relating to its relationship with SoftBank throughout the Registration Statement to the extent necessary to address these arrangements once the discussions have concluded. The Company has revised the disclosure on page 54 to remove the cross-reference to the section entitled “Related Party Transactions” and will add any appropriate cross-reference in a future filing as necessary.

Risks Relating to this Offering and Ownership of Our Securities, page 59

3.	Please revise to add a risk factor regarding the deposit agreement’s limitations on obligations and liabilities that are discussed on pages 175 and 176.

Response: In response to the Staff’s comment, the Company has added a new risk factor on page 66 related to the deposit agreement’s limitations on the depositary’s obligations and liabilities.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors and Trends Affecting Our Operating Results, page 78

4.

We note your disclosures about your two non-recourse facilities with SoftBank and SoftBank Vision Fund, such as on page 141. Please revise to discuss any known trends, uncertainties, and commitments, such as the recurrence of these facilities, which are reasonably likely to have a material effect on your results of operations or financial condition. Further, please revise to add a risk factor discussing such known trends, uncertainties, and commitments about these non-recourse facilities.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company is currently in discussions with SoftBank and SoftBank Vision Fund regarding their respective non-recourse facilities. As disclosed on pages 97, 144 and F-52 of Amendment No. 1, SoftBank has informed the Company that it expects its loan to be repaid

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or refinanced prior to, or substantially concurrently with, the completion of the offering. Also, SoftBank Vision Fund has advised the Company that it is considering its options with respect to its non-recourse loan, but a final determination has not been made at this time. However, regardless of the ultimate determination by SoftBank Vision Fund with respect to its non-recourse facility, that facility imposes no material obligations on the Company and is not reasonably likely to have a material effect on the Company’s results of operations or financial condition. As disclosed on pages 97, 144 and F-52 of Amendment No. 1, the Company’s only obligation with respect to that SoftBank Vision Fund facility is an undertaking not to interfere with the exercise of the creditors’ rights with respect to the shares pledged by SoftBank Vision Fund. The Company will revise and/or supplement these disclosures as necessary in a subsequent amendment to the Registration Statement once the discussions with SoftBank and SoftBank Vision Fund their respective plans with respect to these facilities have been finalized. Additionally, the Company further advises the Staff that the Company has revised the disclosure on page 54 to provide additional detail regarding the risks associated with financing transactions by SoftBank and SoftBank Vision Fund.

Reconciliation of Non-GAAP Financial Measures, page 85

5.

The reconciliations here include an adjustment for equity-settled share-based compensation expense of $30 million for the fiscal year ended March 31, 2022. Please revise footnote (1) to the tables to clearly explain why equity-settled share-based compensation expense was more than the total share-based compensation expense of $26 for the fiscal year ended March 31, 2022.

Response: In response to the Staff’s comment, the Company has revised footnote (1) to the tables on pages 88 and 89 to explain why equity-settled share-based compensation expense was more than the total share-based compensation expense of $26 million for the fiscal year ended March 31, 2022.

Research and development, page 90

6.

We note your disclosure that your government research grant income decreased in the fiscal year ended March 31, 2022 as compared to the comparable period in 2021 due to a non-recurring government research grant income recognized in the prior fiscal year. Please tell us if this research grant refers to the Innovate U.K. grant in fiscal years ended March 31, 2022 and 2021, as disclosed on F-25. If so, please revise to clarify how this was a non-recurring government research income in 2021, but not in 2022.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that this research grant refers to the Innovate U.K. grant made to the Company in the fiscal years ended March 31, 2022 and 2021, and the Company has revised the disclosure on page 94 to provide the reason for the decrease in government research grant income during the fiscal year ended March 31, 2022 as compared to the fiscal year ended March 31, 2021.

June 9, 2023

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Liquidity and Capital Resources, page 92

7.

We note your disclosure on page 45 that you have experienced material weaknesses in your internal control over financial reporting. Please revise to discuss any material cash requirements from remediation efforts.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has not incurred material costs, and does not currently anticipate any material cash requirements, in connection with the remediation efforts related to the material weaknesses. The Company has revised the disclosure on page 47 to clarify that the costs of remediation to date have not been material and the Company does not currently expect the costs of any further remediation efforts to be material.

Business

Our Market Opportunity, page 107

8.	Please provide the basis or source for your March 31, 2023 total addressable market and compound annual growth rate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 110 to provide additional detail regarding the basis for the Company’s total addressable market and compound annual growth rate estimates.

Management and Executive Remuneration

Remuneration of Executive Officers and Directors, page 130

9.

Please file your executive officer employment agreements, director remuneration policy and Arm Annual Bonus Plan. Please refer to Item 601(b)(10)(iii) of Regulation S-K or tell us why such exhibits are not required.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it does not believe that it is required to file the executive officer employment agreements, director remuneration policy or Arm Annual Bonus Plan. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the executive officer employment agreements, director remuneration policy and Arm Annual Bonus Plan is not required in the Company’s home country and that the employment agreements have not otherwise been publicly disclosed by the Company. Accordingly, the Company respectfully advises the Staff that it is not required to file the executive officer employment agreements, director remuneration policy and Arm Annual Bonus Plan as exhibits pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

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Financial Statements

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies Revenue Recognition, page F-18

10.	Please refer to the License and Other Revenues discussion on page 86 and revise this note to address the following:

•

Disclose the timing of your revenue recognition for licensing products still under development, and where you indicate that delivery can be many months, or even years, after executing a license agreement; and

Response: In response to the Staff’s comment, the Company has added disclosure on page F-20 to disclose the timing of our revenue recognition for licensing products still under development.

•

Explain when delivery and revenue recognition occur for your AFA agreements, given your statement that there are two components to the contracts that have license fees payable at different points in time.

Response: In response to the Staff’s comment, the Company respectfully acknowledges the Staff’s comment and notes that under the AFA arrangements, that represent less than 1% of total license revenue, customers typically obtain a license for (1) design rights related to a functional intellectual property and then, (2) at the discretion of the customer, the customer obtains a separate license to manufacture the developed product. The Company recognizes revenues at a point in time when the rights within the licenses are delivered and become available for use.

10. Equity Investments, page F-34

11.

We note that you use the equity method to account for your 10% interest in HOPU-ARM Holding Company Limited. Please explain to us in detail, and revise the note to briefly describe, how you exercise significant influence over this entity in accordance with ASC 323-10-15-6.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s investment in HOPU-ARM Holding Company Limited (“HOPU-ARM”) is $50,000 and is immaterial. This investment entitles the Company to a 10% equity interest in HOPU-ARM and representation on the board of directors by virtue of the right to appoint one of three members of the board of directors. Accordingly, the Company has the ability to exercise significant influence over the operating and financial policies of HOPU-ARM. We have supplemented the disclosure on page F-35 to clarify the basis of significant influence over HOPU-ARM.

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21. Segment and Geographic Information, page F-55

12.

We note from page 40 the discussion of your pending litigation with your “major customer,” Qualcomm. Further, you disclose here that you have three customers that collectively represented 42% of your revenue, including one customer that accounted for 18% of total revenue, for the year ended March 31, 2022. To enhance an investor’s understanding of your risk concentrations, please consider revising this note to name these significant customers and to specifically disclose the percentage of your revenues that Qualcomm represented in fiscal year ended March 31, 2022. Refer to ASC 275-10-50.

Response: In response to the Staff’s comment, the Company has provided disclosures on page F-55 which provide the percentage that each of the three customers represent of the total revenue. The Company has further revised the disclosure on page 41 to provide additional detail regarding the percentage of the Company’s revenues that Qualcomm represented in the fiscal year ended March 31, 2022. The Company believes its current disclosures, along with the added revisions, will enhance an investor’s understanding of the risk concentrations.

22. Subsequent Events, page F-55

13.	Please tell us the nature of the “longstanding corporate governance issue” to which you refer.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-55. These governance issues were resolved favorably in April 2022 and are no longer ongoing. We also respectfully direct the Staff to “Risk Factors—Risks Relating to Our Business and Industry—Neither we nor SoftBank controls the operations of Arm China, which operates independently of us,” which begins on page 28 of Amendment No. 1, for further discussion of these past issues.

14.

You describe on page 73 the corporate reorganization you intend to complete prior to the completion of this offering. Also, on page F-56 you disclose that you will have Executive Awards of $55 million that vest upon the occurrence of an IPO, and on page 140 that you granted a special cash award to your CEO that will vest upon completion of the offering. In addition, disclosure on page 98 states that there will be share-based compensation recognized upon completion of the offering. Please tell us what consideration you gave to presenting pro forma financial information to reflect these material transactions, including their impact on your equity and earnings per share amounts upon completion of the IPO. Refer to SAB Topic 1.B.2 and Article 11 of Regulation S-X.

June 9, 2023

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Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the corporate reorganization, as disclosed, is expected to result in the issuance of ordinary shares of Arm Holdings Limited to shareholders in the same class and number as their previous shareholding in Arm Limited. Therefore, the corporate reorganization will not result in a material change in outstanding shares nor affect the pro forma earnings per share or balance sheet information.

With regards to the recognition of material share-based compensation charges related to the matters discussed in the Staff’s comment, the Company will include disclosure of pro forma net profit/loss per share and pro forma consolidated balance sheet information in the “Summary Financial Data” section in subsequent amendments to the Registration Statement that include consolidated financial statements for the fiscal year ended March 31, 2023.

15.

Please provide us your analysis of whether Arm Limited is a China-based issuer. Please refer to the Division of Corporation Finance’s Sample Letter to China-Based Companies published on December 20, 2021.

Response: The Company respectfully advises the Staff that the Company is neither based in the People’s Republic of China (the “PRC”) nor does it conduct a majority of its operations in the PRC. Accordingly, the listing of the Company’s ADSs on the Nasdaq Global Select Market is not a listing that is conducted overseas and/or foreign investment in a China-based issuer. The Company further advises that, for the fiscal year ended March 31, 2022, revenues from the PRC only accounted for approximately 18% of the Company’s total revenues. Substantially all of the Company’s PRC-related revenue is earned through the IPLA with Arm China, one of the Company’s customers. Neither the Company nor SoftBank controls the operations of Arm China, which operates independently of the Company.

**********

We hope that the Company’s responses above adequately address the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned by phone at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours,

/s/ Justin R. Salon
Justin R. Salon

CC:	Spencer Collins, Arm Holdings Limited

Jason Child, Arm Holdings Limited

Laura Bartels, Arm Holdings Limited